ENTERRA ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

(unaudited)(in thousands)	June 30, 2008	December 31, 2007

Assets
Current assets
Cash and cash equivalents	7,488	3,554
Accounts receivable	49,839	30,391
Prepaid expenses, deposits and other	13,950	2,270
Financial instruments	965	607
Future income tax asset	10,625	2,187
	82,867	39,009
Property, plant and equipment (note 3)	473,602	556,778
Long term receivables (note 13)	16,269	4,003
	572,738	599,790

Liabilities
Current liabilities
Bank indebtedness (note 4)	134,088	171,953
Accounts payable and accrued liabilities	32,280	35,763
Financial instruments	34,168	5,764
Note payable	-	711
	200,536	214,191
Convertible debentures (note 5)	112,529	111,692
Asset retirement obligations (note 6)	21,975	29,939
Future income tax liability	21,242	24,784
	356,282	380,606

Unitholders’ equity (note 7)
Unitholders’ capital	668,080	667,690
Equity component of convertible debentures (note 5)	3,977	3,977
Warrants	-	1,215
Contributed surplus	7,567	4,660
Accumulated other comprehensive (loss) (note 8)	(36,026)	(44,978)
Deficit	(427,142)	(413,380)
	216,456	219,184

	572,738	599,790

Capital disclosures (note 9)

Subsequent event (note 14)

See accompanying notes to consolidated financial statements.

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three months ended		Six months ended
(unaudited)(in thousands)	June 30		June 30
	2008	2007	2008	2007
Revenues
Oil and natural gas	49,487	62,871	102,990	106,881
Royalties	(17,200)	(13,093)	(30,304)	(25,083)
	32,287	49,778	72,686	81,798
Other income	-	248	-	1,284
	32,287	50,026	72,686	83,082

Expenses
Production	12,607	14,710	26,240	30,028
Transportation	172	317	449	563
General and administrative	4,707	5,347	9,308	10,031
Interest on bank indebtedness	2,215	3,156	4,245	6,211
Interest on convertible debentures	2,868	2,506	5,699	4,291
Unit-based compensation expense	530	675	1,979	2,027
Depletion, depreciation and accretion (notes 3 and 6)	24,537	31,632	49,392	62,537
Goodwill impairment	-	-	-	49,341
Foreign exchange loss (gain)	1,017	(144)	1,197	(807)
	48,653	58,199	98,509	164,222
Loss before income taxes	(16,366)	(8,173)	(25,823)	(81,140)

Income taxes
Current	23	160	203	208
Future reduction	(4,534)	(16,211)	(12,264)	(26,476)
	(4,511)	16,051	(12,061)	(26,268)

Net income (loss)	(11,855)	7,878	(13,762)	(54,872)

Other comprehensive income (loss)
Foreign currency translation adjustment (note 8)	(1,783)	(31,353)	7,805	(28,386)
Comprehensive loss	(13,638)	(23,475)	(5,957)	(83,258)

Net income (loss) per trust unit (note 7) – basic and diluted	(0.19)	0.13	(0.22)	(0.94)

CONSOLIDATED STATEMENTS OF DEFICIT
(Thousands of Canadian dollars except per unit amounts) (unaudited)

Deficit, beginning of period	(415,287)	(314,344)	(413,380)	(240,777)
Change in accounting policy	-	-	-	1,009
Net income (loss)	(11,855)	7,878	(13,762)	(54,872)
Distributions declared	-	(11,928)	-	(23,754)
Deficit, end of period	(427,142)	(318,394)	(427,142)	(318,394)

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended		Six months ended
(unaudited)(in thousands)	June 30		June 30
	2008	2007	2008	2007
Cash provided by (used in):
Operating
Net income (loss)	(11,855)	7,878	(13,762)	(54,872)
Depletion, depreciation and accretion	24,537	31,632	49,392	62,537
Goodwill impairment	-	-	-	49,341
Foreign exchange loss (gain)	780	88	1,092	(629)
Financial instruments loss (gain)	21,490	(4,859)	28,027	5,677
Amortization of financing charges	216	-	543	-
Unit-based compensation	530	675	1,979	2,027
Non-cash interest expense	424	494	837	856
Income tax reduction	(4,534)	(16,211)	(12,264)	(26,476)
Cash paid on asset retirement obligations	(434)	(505)	(647)	(1,304)
	31,154	19,192	55,197	37,157
Changes in non-cash working capital items	(21,540)	569	(32,354)	5,361
	9,614	19,761	22,843	42,518
Financing
Repayment of bank indebtedness (note 4)	-	-	(48,947)	-
Increase in bank indebtedness (note 4)	2,436	4,325	11,082	2,748
Repayment of notes, net	-	2,397	(742)	2,397
Distributions paid	-	(11,907)	-	(27,746)
Issuance of convertible debentures, net of issuance costs	-	37,816	-	37,511
Issue of trust units, net of issuance costs	(90)	27,809	(90)	27,438
Capital lease	-	(237)	-	(468)
	2,346	60,203	(38,697)	41,880
Investing
Property, plant and equipment additions	(2,404)	(10,056)	(11,778)	(20,241)
Capital expenditure to be recovered (note 13)	(10,338)	-	(10,338)	-
Long-term receivable (note 13)	913	240	1,690	240
Proceeds on disposal of property, plant and equipment	1,409	1,252	40,891	1,252
Acquisition of Trigger Resources	-	(63,257)	-	(63,257)
Changes in non-cash working capital items	(1,594)	(4,963)	(735)	(1,271)
	(12,014)	(76,784)	19,730	(83,277)
Foreign exchange on financial balances	(74)	(138)	58	(138)
Change in cash and cash equivalents	(128)	3,042	3,934	983
Cash and cash equivalents, beginning of period	7,616	103	3,554	2,162
Cash and cash equivalents, end of period	7,488	3,145	7,488	3,145

During the six month period ended June 30, 2008, Enterra paid interest expense of $10,760 (six months ended June 30, 2007 - $10,463) and taxes of $360 (six months ended June 30, 2007 – $213).

See accompanying notes to consolidated financial statements.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.

Basis of presentation

The interim consolidated financial statements of the Enterra Energy Trust (the “Trust” or “Enterra”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2007, except as noted below.  These financial statements should be read in conjunction with the 2007 annual consolidated financial statements.  The interim consolidated financial statements contain disclosures which are supplemental to the Trust’s annual consolidated financial statements.

These consolidated financial statements include the accounts of the Trust and its subsidiaries (collectively the “Trust” or “Enterra” for purposes of the following notes to the consolidated financial statements).  All inter-company accounts and transactions have been eliminated.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

2.

Adoption of new accounting standards

Financial instrument and capital disclosures

The CICA has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008:  Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”.

Section 1535 “Capital Disclosures” requires Enterra to provide disclosures about the capital of Enterra and how it is managed.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” replace Section 3861 “Financial Instruments - Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.

The adoption of these new accounting standards did not impact the amounts reported in the financial statements of Enterra; however, it did result in expanded note disclosure (see note 9 and note 10).

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.

Property, plant and equipment

(in thousands)		June 30, 2008
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	1,011,956	541,219	470,737
Office furniture and equipment	5,355	2,490	2,865
	1,017,311	543,709	473,602

		December 31, 2007
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	1,064,536	510,798	553,738
Office furniture and equipment	5,355	2,315	3,040
	1,069,891	513,113	556,778

During Q2 2008 $0.8 million of general and administrative expenses (Q2 2007 - $0.4 million) and $0.2 million of non-cash unit based compensation expense (Q2 2007 - $nil) were capitalized and included in the cost of petroleum and natural gas properties

At June 30, 2008 costs of undeveloped land and seismic of $14.8 million (Q2 2007 - $39.5 million) were excluded from and $10.5 million (Q2 2007 - $14.5 million) of future development costs were added to the Canadian cost centre for purposes of the calculation of depletion expense.  At June 30, 2008 costs of undeveloped land of $nil (Q2 2007 – $16.6 million) were excluded from and $3.0 million (Q2 2007 - $3.7 million) of future development costs were added to the U.S. cost centre for purposes of the calculation of depletion expense.

Depletion and depreciation expense related to the Canadian and the U.S. cost centers for the three months ended June 30, 2008 were $14.5 million and $9.6 million respectively (three months ended June 30, 2007 – $21.7 million and $13.1 million) and for the six months ended June 30, 2008 were $30.0 million and $18.3 million respectively (six months ended June 30, 2007 - $37.4 million and $21.9 million).

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers at June 30, 2008 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test did not result in a write down in the Canadian or U.S. cost centers (six months ended June 30, 2007 - $2.1 million write down in the Canadian cost center and $nil in the U.S. cost center).  Enterra includes ceiling test write downs in depletion expense.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.

Debt

(in thousands)	June 30, 2008	December 31, 2007
Revolving credit facility	115,000	129,500
Operating credit facility	18,769	2,116
Second-lien facility	-	40,000
Other	319	337
Bank indebtedness	134,088	171,953

On June 27, 2008 Enterra agreed to new credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a current borrowing capacity of $135.0 million and a second-lien credit facility with a maximum of $15.0 million.  The second-lien facility declines by $3 million per quarter and terminates no later than October 1, 2009. The new credit facilities are subject to a semi-annual borrowing base review based on reserve information and are secured with a first priority charge over the assets of Enterra.  Current borrowings under the revolving and operating credit facilities at June 30, 2008 were $133.8 million with no borrowings under the second-lien facility.  The maturity date of the revolving and operating credit facilities is June 26, 2009 plus a one year term-out.  The provisions of the second-lien credit facility restrict distribution of cash flow to unitholders without the express approval of lenders while this second-lien credit facility is in place.  The second-lien credit facility can be terminated at any time by Enterra.

Interest rates for the new credit facilities are set quarterly according to a grid based on the ratio of bank debt with respect to cash flow with the lowest rates in the grid being Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rates plus a margin of 1.10%, or Canadian or U.S. prime rates plus a margin of 0.10%.  Borrowings under the revolving and operating credit facilities currently bear interest at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 1.25%, or Canadian or U.S. prime rates plus a margin of 0.25% depending on the form of borrowing.  As at June 30, 2008 all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 4.77% per annum.  At June 30, 2008, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

The second-lien credit facility is a non-revolving credit facility and is subordinated to the revolving and the operating credit facilities and as at June 30, 2008 had not been drawn down.  The facility bears interest according to a grid similar to the above and currently bears interest at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 3.50%, or Canadian or U.S. prime rates plus a margin of 2.50% depending on the form of borrowing.

Other credit facilities

•

A building mortgage, secured by the building that bears interest at 7.00% per annum.  The facility matures on July 1, 2020.  The loan balance was $0.3 million as at June 30, 2008 and 2007.

•

A promissory note, used to acquire, and secured by, equipment owned by Enterra.  The note matures on February 20, 2009 and bears interest at U.S. prime plus 1.00%.  At June 30, 2008 and 2007, the balance of the note was $0.1 million.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.

Convertible debentures

At June 30, 2008 the Trust had $80.3 million in 8% convertible debentures outstanding with an estimated fair value of $76.3 million and $40.0 million in 8.25% convertible debentures outstanding with an estimated fair value of $40.0 million.

(in thousands)	8% Series	8.25% Series	Total	Equity Component
Balance at December 31, 2007	76,032	35,660	111,692	3,977
Accretion of discount	451	386	837	-
Balance at June 30, 2008	76,483	36,046	112,529	3,977

6.

Asset retirement obligations

The asset retirement obligations were estimated by management based on the working interest of Enterra in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred.  At June 30, 2008, the asset retirement obligation is estimated to be $22.0 million (Q2 2007 – $30.7 million), based on a total future liability of $37.7 million (Q2 2007 - $51.0 million). These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages five years, but extends up to 21 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted risk-free interest rate of 8.0% to 10.0%.

The following table reconciles the asset retirement obligations:

(in thousands)
Asset retirement obligation at December 31, 2007	29,939
Additions	100
Accretion expense	1,015
Dispositions	(8,613)
Costs incurred	(647)
Foreign exchange	181
Asset retirement obligation at June 30, 2008	21,975

7.

Unitholders’ equity

Issued trust units

(in thousands except for unit information)	Number of Units	Amount
Balance at December 31, 2007	61,435,895	667,690
Issued under restricted unit plan	116,080	480
Issuance costs	-	(90)
Balance at June 30, 2008	61,551,975	668,080

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 Contributed surplus

(in thousands)
Balance at December 31, 2007	4,660
Trust unit option based compensation	190
Restricted and performance unit compensation	1,982
Transfer to trust units on vesting of restricted units	(480)
Expired warrants	1,215
Balance at June 30, 2008	7,567

On April 1, 2008, the 301,000 warrants outstanding at December 31, 2007 expired.

Trust unit options

Enterra has granted trust unit options to its directors, officers, employees and consultants.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 2 to 3 year period and have a term of 4 to 5 years. At the time of grant, the exercise price is equal to the market price.  The forfeiture rate is estimated to be 57%.  The following options have been granted:

	Number of options	Weighted- average exercise price
Options outstanding at Options outstanding at December 31, 2007	1,474,334	14.51
Options forfeited	(557,334)	22.23
Options outstandingOptions outstanding at June 30, 2008	917,000	10.20
Options exercisable Options exercisable at June 30, 2008	478,672	13.34

Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contract life
$1.65	450,000	1.65	3.41
$15.33 to $20.12	367,000	16.93	2.72
$23.26 to $26.80	100,000	23.92	1.91
	917,000	10.20	2.97

Restricted and performance units

Enterra has granted restricted and performance units to directors, officers, and employees.  Restricted units vest over a contracted period and provide the holder with trust units on the vesting dates of the restricted units.  The units granted are the product of the number of restricted units times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly distribution of the Trust divided by the five-day weighted average price of the  trust units based on the New York Stock Exchange for the period preceding the distribution date.  Performance units vest at the end of two years and provide the holder with trust units based on the same multiplier as the restricted units as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Trust’s total unitholder return compared to its peers.  The forfeiture rate is estimated to be 16% for 2008.  As at June 30, 2008 the payout multiplier was estimated to be 1.0 for the most recent issuance in October 2007 based on the total unitholder return of Enterra compared to its peers.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following restricted and performance units have been granted:

	Number of restricted units	Weighted-average grant date fair value	Number of performance units	Weighted-average grant date fair value
Units outstanding at December 31, 2007	1,057,483	4.77	454,171	6.29
Granted	785,880	4.16	-	-
Vested	(111,385)	11.18	-	-
Forfeited	(147,744)	4.76	(271,438)	7.55
Units outstanding at June 30, 2008	1,584,234	4.16	182,733	4.49

The estimated value of the restricted units and performance units is based on the trading price of the trust units on the grant date.  For performance units the estimated fair value is adjusted for the estimated payout multiple, which at June 30, 2008 was 1.0 for the most recent issuance of performance units, in October 2007.

Reconciliation of earnings per unit calculations

For the three months ended June 30, 2008
(in thousands except for unit and per unit information)	Net loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(11,855)	61,479,540	(0.19)

For the six months ended June 30, 2008
(in thousands except for unit and per unit information)	Net loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(13,762)	61,457,707	(0.22)

For the calculation of the weighted average number of diluted units outstanding for the three and six months ended June 30, 2008, all options, restricted and performance units and convertible debentures were excluded, as they were anti-dilutive to the calculation.

For the three months ended June 30, 2007
(in thousands except for unit and per unit information)	Net income	Weighted Average Units Outstanding	Per Unit
Basic and diluted	7,878	59,905,743	0.13
Restricted units assumed exercised	-	272,608
Diluted	7,878	60,178,351	0.13

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the calculation of the weighted average number of diluted units outstanding for the three months ended June 30, 2007, all convertible debentures, options, performance units and warrants were excluded, as they were anti-dilutive to the calculation.

For the six months ended June 30, 2007
(in thousands except for unit and per unit information)	Net loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(54,872)	58,078,743	(0.94)

For the calculation of the weighted average number of diluted units outstanding for the six months ended June 30, 2007, all options, restricted and performance units, convertible debentures and warrants were excluded, as they were anti-dilutive to the calculation.

8.

Accumulated other comprehensive (loss)

(in thousands)
Balance at December 31, 2007	(44,978)
Cumulative translation of self-sustaining operations	7,805
Foreign exchange loss realized	1,147
Balance at June 30, 2008	(36,026)

Accumulated other comprehensive (loss) is comprised entirely of currency translation adjustments on the U.S. operations.

9.

Capital disclosures

The capital structure of Enterra consists of unitholder’s equity, convertible debentures, note payable, capital leases, bank indebtedness and cash and cash equivalents as noted below.

(in thousands)	June 30, 2008	December 31, 2007
Components of capital:
Unitholder’s equity	216,456	219,184
Convertible debentures	112,529	111,692
Note payable and capital leases	-	711
Bank indebtedness	134,088	171,953
Less:
Cash and cash equivalents	7,488	3,554
	455,585	499,986

The objectives of Enterra when managing capital are:

•

to reduce debt, with the long term goal to improve the balance sheet;

•

to manage capital in a manner which balances the interest of equity and debt holders;

•

to manage capital in a manner that will maintain compliance with its financial covenants; and

•

to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future exploration and development.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Enterra manages its capital structure as determined by management and approved by the board of directors.  At Enterra adjustments are made to capital structure based on changes in economic conditions and planned requirements.  Enterra has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt or balance equity, controlling the amount it returns to unitholders, and making adjustments to its capital expenditures program.

Enterra monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Enterra is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

(in thousands except for ratio)	June 30, 2008	December 31, 2007
Interest Coverage:
Cash flow over the prior four quarters (1)	110,775	93,931
Interest expenses over the prior four quarters	20,705	21,244
	5:35 : 1.00	4.42 : 1.00

(1) Note these amounts are defined terms within the credit agreements

As at June 30, 2008 and December 31, 2007, Enterra complied with the terms of the respective credit facilities.  There have been no changes to Enterra’s capital structure, objectives, policies and processes since Q4 2007 other than the changes to its credit facilities as described in note 4.

10.

Financial risk management

(a)  Fair value of financial instruments

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.  Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which we have immediate access.  Where quoted market prices are not available, we use the closing price of the most recent transaction for that instrument.  In the absence of an active market, we determine fair values based on prevailing market rates for instruments with similar characteristics.

(i)  Convertible debentures

At June 30, 2008 the convertible debentures have a carrying value of approximately $112.5 million (December 31, 2007 - $111.7 million), excluding the amount allocated to the equity component and a fair value of approximately $116.3 million (December 31, 2007 - $111.7 million).  The fair value of the convertible debentures is determined based on market prices at June 30, 2008 and December 31, 2007 respectively.

(ii)

  Derivative financial instruments

The Trust’s financial and physical commodity contracts have been designated as derivatives and are recorded at estimated fair value with changes in estimated fair value each period charged to earnings.  Fair values are determined based on external valuation models, such as option pricing models and discounted cash flow analysis, that use observable market based inputs and assumptions.

The fair value of the derivatives at June 30, 2008, which includes fixed price physical contracts is estimated to be a net liability of $33.2 million (December 31, 2007 – net liability of $5.2 million).  Included in the oil and natural gas revenues is an unrealized loss on financial derivatives of $28.3 million (Q2 2007 – unrealized loss of $6.2 million).  Included in production expenses is an unrealized gain of $0.4 million (Q2 2007 – unrealized gain of $0.4 million).

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(iii)  Other financial instruments

Cash and cash equivalents have been classified as held for trading and are recorded at fair value on the balance sheet.  Changes in the fair value are recorded in net earnings.  The fair value of the financial instruments, except the convertible debentures, cash and cash equivalents and commodity contracts approximate their carrying value as they are short term in nature or bear interest at floating rates.

(b)  Financial risk management

In the normal course of operations, Enterra is exposed to various market risks such as liquidity, credit, interest rate, foreign exchange and commodity risk.  To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks.  The objectives of Enterra to managing risk are as follows:

Objectives:

•

maintaining sound financial condition;

•

financing operations; and

•

ensuring liquidity to all Canadian and U.S. operations.

In order to satisfy the objectives above, Enterra has adopted the following policies:

•

prepare budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;

•

recognition and observation of the extent of operating risk within the business;

•

identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and

•

utilize financial instruments, including derivatives to manage the remaining residual risk to levels that are within the risk tolerance of the Trust.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in commodity prices.  The use of any derivative instruments is carried out in accordance with approved limits as authorized by the board of directors and imposed by external financial covenants.  It is not the intent of Enterra to use financial derivatives or commodity instruments for trading or speculative purposes and no financial derivatives have been designated as hedges.

There have been no changes in risks that have arisen or how Enterra manages those risks from the prior period.

(i) Market risks

Oil and gas commodity price risks

Enterra is exposed to fluctuations in natural gas and crude oil prices.  Enterra has entered into derivative financial instruments and fixed price physical contracts to minimize the exposure to fluctuations in the crude oil and natural gas prices. At June 30, 2008, the following financial derivative contracts are outstanding:

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	7.95 (US$/mmbtu)	2,000 mmbtu	April 1, 2008 – October 31, 2008
Collars	Gas	6.50 by 10.50 (US$/mmbtu)	3,000 mmbtu	April 1, 2008 – October 31, 2008
Three way collars	Gas	7.25 by 9.75 (US$/mmbtu) (1)	5,000 mmbtu	April 1, 2008 – October 31, 2008
Floors	Gas	8.00 (US$/mmbtu)	3,000 mmbtu	November 1, 2008 – March 31, 2009
Floors	Gas	9.00 (US$/mmbtu)	5,000 mmbtu	November 1, 2008 – March 31, 2009
Floors	Gas	10.00 (US$/mmbtu)	2,000 mmbtu	November 1, 2008 – March 31, 2009
Floors	Gas	10.00 (US$/mmbtu)	3,000 mmbtu	November 1, 2008 – March 31, 2009

Collars	Oil	62.00 by 80.50 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008
Collars	Oil	62.00 by 80.05 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008
Floors	Oil	92.50 (US$/bbl)	3,000 bbl	July 1, 2008 – December 31, 2008
Collars	Oil	72.00 by 91.50 (US$/bbl)	500 bbl	January 1, 2009 – December 31, 2009

(1) In the event that NYMEX declines below US$6.00 Enterra will lose its US$7.25 floor protection but will receive a premium of US$1.25/mmbtu.

Enterra had the following fixed price physical contracts outstanding as at June 30, 2008:

Fixed	AECO Gas	$7.84/GJ	2,000 GJ/d	April 1, 2008 – October 31, 2008
Collars	Oil	72.00 by 91.50 (US$/bbl)	500 bbl	January 1, 2009 – December 31, 2009

Electricity commodity price risks

The Trust is subject to electricity price fluctuations in its operations and it manages this risk by entering into forward fixed rate electricity derivative contracts on a portion of its electricity requirements.  The Trust’s outstanding electricity derivative contracts as at June 30, 2008 are summarized below.

Fixed purchase	Power (Alberta)	62.90 (Cdn$/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

The following sensitivities show the impact to pre-tax net income for the quarter ended June 30, 2008 related to derivative financial instruments of the respective changes in crude oil prices, natural gas and electricity.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Increase (decrease) to pre-tax net income
(in thousands)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts (bbl)	(63)	(450)
Natural gas derivative contracts (mcf)	479	233

	$1 per Mwh decrease in market price	$1 per Mwh increase in market price
Electricity derivative contracts (Mwh)	(40)	40

Foreign exchange currency risks

Enterra is exposed to foreign currency risk as approximately 44% of its production is from the U.S. division.  In addition, the Canadian division has derivative financial instruments denominated in U.S. dollars.  Enterra has not entered into any derivative contracts to mitigate its currency risks as at June 30, 2008.

Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division is considered a self-sustaining foreign operation.  The following financial instruments were denominated in U.S. dollars:

(in thousands)	Canadian division (in U.S. dollars)	U.S. division (in U.S. dollars)
Cash and cash equivalents	-	5,162
Accounts receivable	-	29,669
Financial instruments	(25,291)	(7,271)
Accounts payable	-	(12,440)
Bank indebtedness	-	(312)
Net exposure	(25,291)	14,808

Effect of a $0.02 increase in U.S. to Cdn exchange rate:
Increase (decrease) to pre-tax net income	(506)	-
Increase (decrease) to other comprehensive income	-	296
Effect of a $0.02 decrease in U.S. to Cdn exchange rate:
Increase (decrease) to pre-tax net income	506	-
Increase (decrease) to other comprehensive income	-	(296)

Interest rate risk

Interest rate risk arises on the outstanding bank indebtedness that bears interest at floating rates.  The results of Enterra are impacted by fluctuations in interest rates as its outstanding bank indebtedness carries floating interest rates.

Enterra has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at June 30, 2008.   The following sensitivities show the impact to pre-tax net income for the period ended June 30, 2008 of the respective changes in interest rates.

(in thousands)	Change to pre-tax net income
	1% decrease in market interest rates	1% increase in market interest rates
Interest on bank indebtedness	943	(943)

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The convertible debentures bear interest at fixed rates.

(ii)  Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade, joint venture receivables as well as any derivative financial instruments in a receivable position.  Enterra does not hold any collateral from counterparties.  The maximum exposure to credit risk is the carrying amount of the related amounts receivable.

The significant balances receivable, excluding non-aging accounts such as and related to cash calls, taxes receivable and operating advances are set out below:

(in thousands)	June 30, 2008	December 31, 2007
Accounts receivable – trade	39,105	23,541
Accounts receivable – joint venture	3,767	3,724
Allowance for doubtful accounts	(1,493)	(1,114)
	41,379	26,151

Should Enterra determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings.  If Enterra subsequently determines an account is uncollectible, the account is written off with a corresponding charge to allowance for doubtful accounts.

The aging of accounts receivable is set out below:

(in thousands)
As at June 30, 2008	Trade	Joint Venture
Current	33,092	775
Over 30 days	2,940	351
Over 60 days	1,331	172
Over 90 days	1,725	2,222
	39,088	3,520

The credit quality of financial assets that are neither past due nor impaired has been assessed and adequately evaluated for impairment based on historical information about the nature of the counterparties.

Purchasers of the natural gas, crude oil and natural gas liquids of Enterra comprise a substantial portion of accounts receivable.  A portion of accounts receivable are with joint venture partners in the oil and gas industry.  Enterra takes the following precautions to reduce credit risk:

•

the financial strength of the counterparties is assessed;

•

the total exposure is reviewed regularly and extension of credit is limited; and

•

collateral may be required from some counterparties.

As described in note 13, Enterra has a long-term receivable with a joint venture partner.  The credit risk as a result of this arrangement is mitigated by the ability of Enterra to withhold the joint venture partner’s share of production until such time as the amounts receivable are paid or the production withheld exceeds the amounts owed to Enterra.

As described in note 14, Enterra had approximately $5.0 million owing from SemGroup, L.P. (“SemGroup”) or its subsidiaries which subsequent to June 30, 2008 filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the U.S.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(iii)  Liquidity risks

Liquidity risk is the risk that Enterra will not be able to meet its financial obligations as they come due.  Enterra mitigates this risk through actively managing its capital, which it defines as unitholder’s equity, convertible debentures, note payable, bank indebtedness and cash and cash equivalents.  Management of liquidity risk over the short and longer term, includes continual monitoring of forecasted and actual cash flows to ensure sufficient liquidity to meet financial obligations when due and maintaining a flexible capital management structure.  Enterra strives to balance the proportion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

All financial liabilities have short-term maturities with the exception of the convertible debentures (note 5), as set out below:

Financial Instrument - Liability
(in thousands)	Less than 1 Year	1 Year	2-3 Years	3-5 Years	Total	Fair Value
Convertible debentures	-	-	80,331	40,000	120,331	116,300
Interest on above debt	9,726	9,726	18,917	1,100	39,469	39,469
Accounts payable & accrued liabilities	32,280	-	-	-	32,280	32,280
Financial instruments	33,203	-	-	-	33,203	33,203
Total obligations	75,209	9,726	99,248	41,100	225,283	221,252

The repayment terms and maturity dates of the credit facilities of Enterra are disclosed in note 4.

11.

Segmented information

The Trust has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

(in thousands)	Three months ended June 30, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Revenue
Canada	21,034	38,003	52,928	63,791
U.S.	28,453	24,868	50,062	43,090
	49,487	62,871	102,990	106,881
Property, plant and equipment
Canada	-		247,578	386,966
U.S.	-		226,024	279,218
	-		473,602	666,184
Goodwill
Canada	-		-	27,122
	-		-	27,122

12.

Commitments and contingencies

Certain claims have been brought against Enterra in the ordinary course of business.  In the opinion of management all such claims are adequately covered by insurance, or if not so covered, are not expected to materially affect its financial position.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.

Related party transactions

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“Petroflow”), a public oil and gas company, to fund 100% of the drilling and completion costs of the Oklahoma Asset’s undeveloped lands.  The former Chief Executive Officer and former director of Enterra owned, directly and indirectly, approximately 16% of the outstanding shares of Petroflow during his tenure at Enterra.  A current director of Enterra owns approximately 2% of the outstanding shares of Petroflow.  As at June 30, 2008, US$3.2 million of trade receivables, US$9.6 million of long-term receivables and US$10.4 million of unbilled receivables related to infrastructure costs incurred by Enterra on behalf of Petroflow were due from Petroflow (of which US$4.0 million is due within one year and classified as current).  The long-term receivables are for infrastructure costs incurred that are to be repaid by Petroflow over a three-year period and is subject to interest of 12% per annum.    During Q2 2008, US$0.3 million of interest income was earned on the long-term receivables from Petroflow (Q2 2007 – $0.1 million).  In 2008, US$1.7 million of principal payments have been received.

On November 23, 2007, Enterra entered into a consulting agreement with Trigger Projects Ltd. for management services that would effectively be expected of the most senior manager of the Trust.  This contract had terms that require payment for services of $40,000 per month and a bonus of up to $0.5 million on termination.  The contract expired on May 31, 2008 and was extended to June 30, 2008.  During Q2 2008, payments of $42,600 were made to Trigger Projects Ltd. with $0.6 million payable at June 30, 2008.  The balance payable at June 30, 2008 was comprised of a $0.5 million contract termination bonus and an additional $0.1 million contract extension fee for the month of June.

Prior to December 2007, Enterra paid Macon Resources Ltd. (“Macon”), a company 100% owned by the former Chief Executive Officer, for management services provided by the former Chief Executive Officer and for a portion of 2006 a previous Chief Financial Officer.  Macon did not provide any services to Enterra in 2008.  During Q1 2007 50,000 restricted units (valued at $0.4 million based on the unit price of trust units on the grant date) were granted to Macon.  On February 28, 2007, these restricted units vested and were converted to 50,441 trust units.  The former Chief Executive Officer resigned as an officer and director on November 27, 2007 and February 20, 2008 respectively.

14.  Subsequent event

Subsequent to June 30, 2008, SemGroup, a midstream and marketing company through which the Trust marketed a portion of its production filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the U.S.  The Canadian unit of SemGroup has filed for protection under the Companies’ Creditors Arrangement Act.  As of this date, Enterra is not able to quantify the collection risk, if any.  Enterra has approximately $5.0 million owing from SemGroup or its subsidiaries as at June 30, 2008 and approximately $10.0 million owing as at August 13, 2008.  Enterra also has in place a derivative financial instrument with SemGroup for the sale of 500 barrels of oil per day from January 1, 2009 to December 31, 2009 at a price of US$72.00 to US$91.50 per barrel.  The estimated fair value of this contract at June 30, 2008 was a liability of US$9.1 million.